Exhibit 4.5
DESCRIPTION OF CAPITAL STOCK OF USAR

The following summary of the material terms of the capital stock of USAR is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the USAR Charter, the 12% Series A Cumulative Convertible Preferred Stock (“Series A Preferred Stock”) Certificate of Designation, as amended, the USAR Bylaws, and the forms of USAR Preferred Investor Warrant, described herein, and certain provisions of Delaware law. We urge you to read each of those documents in their entirety for a complete description of the rights and preferences of our securities.

General

USAR’s Charter authorizes the issuance of 800,000,000 shares, consisting of:

•750,000,000 shares of USAR Common Stock, par value $0.0001 per share; and
•50,000,000 shares of preferred stock, par value $0.0001 per share.

Except as otherwise required by the USAR Charter, including the Series A Preferred Stock Certificate of Designation, as amended, and any other certificates of designation that USAR may file in the future, the holders of shares of USAR Common Stock shall vote together as a single class (or, if any holders of shares of preferred stock are entitled to vote together with the holders of Common Stock, as the USAR Series A Preferred Stock is entitled to do, as a single class with such holders of preferred stock) on all matters submitted to a vote of our stockholders.

Common Stock

Voting rights. Each holder of record of USAR Common Stock, as such, shall have one vote for each share of USAR Common Stock that is outstanding and held of record or by proxy on all matters on which stockholders are entitled to vote generally. The holders of shares of USAR Common Stock do not have cumulative voting rights.

Dividend rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any other class or series of stock, in each case having a preference over or the right to participate with the USAR Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of USAR stock, dividends and other distributions may be declared and paid ratably on the USAR Common Stock out of USAR’s assets that are legally available for this purpose at such times and in such amounts as the USAR Board, in its discretion, shall determine.

The payment of future dividends on the shares of USAR Common Stock will depend on USAR’s financial condition, and is subject to the discretion of the USAR Board. There can be no guarantee that cash dividends will be declared. USAR’s ability to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by USAR or any of its subsidiaries from time to time.

Rights upon liquidation. In the event of dissolution, liquidation or winding up of USAR, after payment or provision for payment of the debts and other liabilities of USAR and subject to the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the USAR Common Stock with respect to the distribution of assets of USAR upon such dissolution, liquidation or winding up of USAR, the holders of USAR Common Stock shall be entitled to receive the remaining assets of USAR available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights. The holders of USAR Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the USAR Common Stock. The rights, preferences and privileges of holders of the USAR Common Stock are, and will be, subject to those of the holders of any shares of preferred stock that USAR has issued and that USAR may issue in the future.

Preferred Stock

1,224,351 shares of preferred stock, all of which are designated as USAR Series A Preferred Stock, are issued or outstanding. The USAR Charter authorizes the USAR Board to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of USAR Common Stock. 15,000,000 shares of preferred stock were initially designated as USAR Series A Preferred Stock. Each share of USAR Series A Preferred Stock has a stated value of $12.00.

The USAR Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of USAR without further action by the stockholders. Additionally, the issuance of preferred stock may adversely affect the holders of the USAR Common Stock by restricting dividends on the USAR Common Stock, diluting the voting power of the USAR Common Stock or subordinating the liquidation rights of the Common Stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the USAR Common Stock.

The Board adopted the Series A Preferred Stock Certificate of Designation creating the USAR Series A Preferred Stock.

Dividends: The USAR Series A Preferred Stock accrues dividends daily at the rate of 12% per annum of the stated value (if paid in kind), plus the amount of previously accrued dividends paid in kind, or 10% per annum of the stated value (if paid in cash), plus the amount of previously accrued dividends. Such dividends compound semi-annually.

Liquidation Preference: Upon any liquidation or deemed liquidation event, the holders of USAR Series A Preferred Stock will be entitled to receive out of the available proceeds, before any distribution is made to holders of USAR Common Stock or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value (as defined in the Series A Preferred Stock Certificate of Designation) or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into USAR Common Stock immediately prior to the liquidation event. Thereafter, the holders of USAR Series A Preferred Stock will be entitled to receive their pro-rata share, of the remaining available proceeds available for distribution to stockholders, on an as-converted to USAR Common Stock basis.

Voting: The USAR Series A Preferred Stock will (i) vote together with the USAR Common Stock as a single class, except as required by law and (ii) as noted below under “Protective Provisions”. Each holder of USAR Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of USAR Common Stock into which the shares of USAR Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Protective Provisions: While at least 20% of the shares of USAR Series A Preferred Stock issued as of the closing of USAR’s business combination with Inflection Point Acquisition Corp. II (the “Business Combination Closing”) were held by Inflection Point Asset Management LLC, and certain other holders of USAR Series A Preferred Stock and their respective affiliates, USAR was not permitted to, without the affirmative vote or action by written consent of holders of at least a majority of the issued and outstanding shares of USAR Series A Preferred Stock (the “Requisite Holders”), take certain enumerated actions. Because that ownership threshold is no longer met, the protective provisions no longer apply.

Conversion: Each share of USAR Series A Preferred Stock is convertible into USAR Common Stock at any time at the option of the holder at a rate equal to the Accrued Value, divided by the then-applicable conversion price. The conversion price was initially $12.00, subject to adjustments for stock dividends, splits, combinations and similar events and customary anti-dilution adjustments, including with respect to future issuances or sales of USAR Common Stock at prices less than $10.00 per share, and is $7.00 per share as of the date of this prospectus.
Put Rights: Unless prohibited by applicable law governing distributions to stockholders, the USAR Series A Preferred Stock shall be redeemable at the option of the Requisite Holders commencing any time after the 5th anniversary of the Business Combination Closing at a price equal to the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to stockholders, the USAR Series A Preferred Stock shall be redeemable at the option of the Company commencing any time (A) prior to the 1st anniversary of the Business Combination Closing at a price equal to the 150% of the Accrued Value, (B) on or after the 1st anniversary but prior to the 2nd anniversary of the Business Combination Closing at a price equal to the 140% of the Accrued Value, (C) on or after the 2nd anniversary of the Business Combination Closing but prior to the 3rd anniversary of the Business Combination Closing at a price equal to the 130% of the Accrued Value, (D) on or after the 3rd anniversary of the Business Combination Closing but prior to the 4th anniversary of the Business Combination Closing at a price equal to the 120% of the Accrued Value, (E) on or after the 4th anniversary of the Business Combination Closing but prior to the 5th anniversary of the Business Combination Closing at a price equal to the 110% of the Accrued Value, or (F) on or after the 5th anniversary of the Business Combination Closing at a price equal to the 100% of the Accrued Value.

Preferred Investor Warrants

USAR has issued the USAR Preferred Investor Warrants initially exercisable for up to 5,279,412 shares of USAR Common Stock, subject to adjustment. As of December 31, 2025, the outstanding USAR Preferred Investor Warrants are exercisable for up to 2,446,195 shares of USAR Common Stock, subject to adjustment, after giving effect to reductions in the exercise price and corresponding increases to the number of underlying shares of USAR Common Stock and exercises of USAR Preferred Investor Warrants through December 31, 2025.

The USAR Preferred Investor Warrants were immediately exercisable upon issuance as of the Business Combination Closing and expire five years from the date of the Business Combination Closing at 5:00 p.m., New York City time (the “PIW Termination Date”). The USAR Preferred Investor Warrants include customary cash and cashless exercise provisions. Each USAR Preferred Investor Warrant was initially exercisable at $12.00 per share of USAR Common Stock, subject to the same anti-dilution and other adjustments as the USAR Series A Preferred Stock. The current exercise price is $7.00 per share.

The USAR Preferred Investor Warrants do not include any redemption features. The USAR Preferred Investor Warrants may be exercised on a cashless basis if, at any time after the six-month anniversary of the Business Combination Closing, there is not an effective registration statement with respect to the shares of USAR Common Stock issuable upon exercise of the USAR Preferred Investor Warrants. On the PIW Termination Date, the USAR Preferred Investor Warrants will be automatically exercised on a cashless basis. To exercise on a cashless basis, the holder of the USAR Preferred Investor Warrant would pay the exercise price by surrendering the USAR Preferred Investor Warrant (or part thereof) for that number of shares of USAR Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of USAR Common Stock underlying the USAR Preferred Investor Warrant, multiplied by the excess of the daily volume weighted average price of the USAR Common Stock on the date specified by the USAR Preferred Investor Warrant less the exercise price of such USAR Preferred Investor Warrant by (y) the daily volume weighted average price of the USAR Common Stock on the date specified by the USAR Preferred Investor Warrant.

The holders of USAR Preferred Investor Warrants will not have the rights or privileges of holders of shares of USAR Common Stock or any voting rights in respect of the USAR Preferred Investor Warrants or underlying shares of USAR Common Stock until they exercise their USAR Preferred Investor Warrants and receive shares of USAR Common Stock. After the issuance of shares of USAR Common Stock upon exercise of the USAR Preferred Investor Warrants, each holder will be entitled to one vote for each share of USAR Common Stock held of record on all matters to be voted on by stockholders.

Anti-Takeover Effects of the USAR Charter, the USAR Bylaws and Certain Provisions of Delaware Law

The provisions of the USAR Charter, the USAR Bylaws and the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares of USAR Common Stock.

The USAR Certificate of Incorporation and the USAR Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the USAR Board and that may have the effect of delaying, deferring or preventing a future takeover or change in control of us unless such takeover or change in control is approved by such board of directors.

These provisions include:

•Authorized but Unissued Capital Stock. The authorized but unissued shares of preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of preferred stock could render more difficult or discourage an attempt to obtain control of a majority of USAR Common Stock by means of a proxy contest, tender offer, merger or otherwise.
•No Cumulative Voting for Directors. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The USAR Charter does not provide for cumulative voting. As a result, the holders of shares of USAR Common Stock representing a majority of the voting power of all of the outstanding shares of our capital stock will be able to elect all of the directors then standing for election.
•Quorum. The USAR Bylaws provide that at all meetings of the USAR Board, a majority of the total number of directors that USAR would have if there were no vacancies on the USAR Board will constitute a quorum for the transaction of business.
•Action by Written Consent. Any action required or permitted to be taken by USAR’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in lieu of a meeting of stockholders by such holders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate(s) of designation relating to such series of preferred stock.
•Special Meetings of Stockholders. The USAR Charter provides that, except as otherwise required by law and subject to the rights of the holders of any series of preferred stock, special meetings of USAR stockholders for any purpose or purposes may be called at any time only by or at the direction of the Chair of the USAR Board or by a resolution adopted by the affirmative vote of a majority of the total number of directors that the Company would have if there were no vacancies on the USAR Board, but such special meetings may not be called by stockholders or any other person or persons.

•Advance Notice Procedures. The USAR Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the stockholders, and for stockholder nominations of persons for election to the USAR Board to be brought before an annual or special meeting of stockholders. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the USAR Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given the secretary of USAR timely written notice, in proper form, of the stockholder’s intention to bring that business or nomination before the meeting. Although the USAR Bylaws do not give the USAR Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, as applicable, the USAR Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of USAR.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The USAR Charter includes a provision that eliminates the personal liability of directors and officer for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the USAR Charter and its stockholders, through stockholders’ derivative suits on USAR’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director or officer or if such director or officer has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The USAR Bylaws provide that we must indemnify and advance expenses to directors and officers to the fullest extent authorized by the DGCL. USAR is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. USAR believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the USAR Charter and the USAR Bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit USAR and its stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. USAR believes that these provisions, liability insurance and any indemnity agreements that may be entered into are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to USAR’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, USAR has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of USAR directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of USAR Common Stock is Continental Stock Transfer & Trust Company.

Listing

The USAR Common Stock is listed on Nasdaq under the symbol “USAR.”